UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Schedule TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 2)
Belk, Inc.
(Name of Subject Company (Issuer) and Name of Filing Person (Offeror))
Class A Common Stock, $0.01 Par Value
Class B Common Stock, $0.01 Par Value
(Title of Class of Securities)
Class A — 07784H109
Class B — 07783B103
(CUSIP Number of Class of Securities)

Ralph A. Pitts Executive Vice President, General Counsel and Corporate Secretary Belk, Inc. 2801 West Tyvola Road Charlotte, NC 28217-4500 (704) 357-1000	With a Copy to: John D. Capers, Jr. King & Spalding LLP 1180 Peachtree Street Atlanta, GA 30309 (404) 572-4600
(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)
Calculation of Filing Fee

Transaction valuation* $74,880,000	Amount of filing fee $5,338.94
* Calculated solely for the purpose of determining the filing fee. This calculation assumes the purchase of 2,880,000 shares at $26.00 per share.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $5,338.94
Form or Registration Number: Schedule TO
Filing Party: Belk, Inc.
Date Filed: April 21, 2010

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third party tender offer subject to Rule 14d-1.
☑	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of a tender offer: ☑

     This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO (“Schedule TO”) filed on April 21, 2010, as amended by Amendment No. 1 filed on April 30, 2010, by Belk, Inc., a Delaware corporation, in connection with its offer to purchase up to 2,000,000 shares of its Class A common stock, $0.01 par value per share, and up to 880,000 shares of its Class B common stock, $0.01 par value per share, at a price of $26.00 per share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 21, 2010, and in the related Letter of Transmittal.
     The information in the Offer to Purchase, as amended, is hereby expressly incorporated in this Amendment No. 2 to Schedule TO by reference in response to all of the applicable items in Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 11.	Additional Information.
The Offer expired at 12:00 midnight, E.D.T., on May 18, 2010. A total of 1,482,822 shares of Class A common stock were tendered by 69 stockholders and a total of 494,719 shares of Class B common stock were tendered by 131 stockholders pursuant to the Offer. Effective May 19, 2010, Belk accepted for purchase all of the tendered shares of Class A and Class B common stock at the purchase price of $26.00 per share. The total purchase price for the purchased shares was $51,416,066.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: May 21, 2010

Belk, Inc.
By:	/s/ Ralph A. Pitts
	Name:	Ralph A. Pitts
	Title:	Executive Vice President, General Counsel and Corporate Secretary

Item 12.	Exhibits.

(a)(1)*	Form of Offer to Purchase, dated April 21, 2010.

(a)(2)*	Form of Letter of Transmittal, together with IRS Form W-9.

(a)(3)*	Form of Letter to Stockholders of Belk from Thomas M. Belk, Jr., Chairman and Chief Executive Officer, dated April 21, 2010.

(a)(4)*	Form of Notice of Guaranteed Delivery.

(a)(5)*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated April 21, 2010.

(a)(6)*	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees to their Clients.

(a)(7)*	Appraiser’s Narrative Summary of the Fair Market Value of Belk, Inc. Common Stock as of January 30, 2010, prepared by Willamette Management Associates.

(b)	Not applicable.

(d)(1)	Belk, Inc. 2000 Incentive Stock Plan (incorporated by reference to Exhibit 10.13 to the Registrant’s Annual Report on Form 10-K, filed on April 28, 2000).

(d)(2)	Belk, Inc. Revised Executive Long Term Incentive Plan (incorporated by reference to Exhibit 10.1 of Belk’s Quarterly Report on Form 10Q, filed on June 12, 2008).

(d)(3)	Belk, Inc. CFO Incentive Plan (incorporated by reference to Exhibit 10.1.3 of Belk’s Annual Report on Form 10-K, filed on April 13, 2006).

(d)(4)	Belk, Inc. 2010 Incentive Stock Plan (incorporated by reference to Exhibit A of Belk’s Proxy Statement for the Annual Meeting of Shareholders, filed on April 21, 2010).

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed with the Schedule TO on April 21, 2010.